Filed by ev3 Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: FoxHollow Technologies, Inc.
Commission File No. 000-50998
The following is a form of letter sent by ev3 Inc. to certain third parties with whom ev3 does business:
Dear [Valued Partner / NAME]:
This week, we announced a definitive agreement by which ev3 and FoxHollow will merge to create a global leader in endovascular devices with a significant competitive position in the growing markets for peripheral vascular and neurovascular diseases and disorders.
Together with FoxHollow, we will posses a comprehensive portfolio of peripheral vascular and neurovascular products to meet the vast majority of your needs. This portfolio will include ev3’s comprehensive lines of stents, embolic protection devices, PTA balloons, thrombectomy systems, guidewires, embolic coils, liquid embolics, snares and infusion catheters/wires – as well as FoxHollow’s industry-leading atherectomy and thrombectomy offerings – the SilverHawk™ Plaque Excision System, Rinspirator™ thrombectomy system and the RockHawk®, TurboHawk™ and NightHawk® arthrectomy technologies.
FoxHollow is a company we know well, having collaborated with them since January 2007 undertaking a joint clinical study and marketing program for our RockHawk® calcium cutting device and ev3’s SpiderFX™ embolic protection device. With a new platform of global distribution, as well as expanded R&D capabilities, the combined company is poised to more efficiently and effectively provide physicians with the most technologically advanced product offerings.
We expect the transaction to close by the fourth quarter of 2007. Until that time, each company will continue to operate separately. As part of our commitment to you, we will make every effort to keep you informed on developments and progress during the process of completing the transaction.
Finally, we would like to take this opportunity to acknowledge and thank you for continued support, encouragement and collaboration. We look forward to building upon our partnership with you and hope you share our enthusiasm about our Company’s exciting future. If you have any questions or need any additional information, please feel free to contact me directly at XXX-XXX-XXXX.
Thank you for your continued support.
Sincerely,
Stacy Enxing-Seng
President
ev3 Peripheral Vascular

Forward-Looking Statements
This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information for Investors and Stockholders
This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow Technologies, Inc. In connection with the proposed transaction, ev3 intends to file with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF ev3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ev3, FOXHOLLOW AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.
ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.